     Filed by MCI, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934

     Subject Company: MCI, Inc.
Commission File No.: 001-10415

The following slides are used in connection with the webcast hosted by MCI, Inc. and Verizon Communications Inc. on February 14, 2005. The webcast includes a discussion of operating income before depreciation and amortization (EBITDA).  MCI, Inc. believes that, in addition to GAAP financial measures, the inclusion and discussion of certain numerical statistics such as EBITDA allows management, investors, and analysts to fully evaluate its consolidated results of operations.  Below is a reconciliation of EBITDA to operating income for the three-month period ended December 31, 2004:

Operating income	$ 434
Depreciation and amortization	$ 341

Operating income before depreciation and amortization	$ 775

Investor Conference Call February 14, 2005

"Safe Harbor" Statement NOTE: This presentation contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: a significant change in the timing of, or the imposition of any government conditions to, the closing of the transaction; actual and contingent liabilities; and the extent and timing of our ability to obtain revenue enhancements and cost savings following the transaction. Additional factors that may affect the future results of Verizon and MCI are set forth in their respective filings with the Securities and Exchange Commission, which are available at investor.verizon.com/SEC/ and www.mci.com/about/investor_relations/sec/. 2

Note We urge investors to York, NY , or by request to MCI, Inc., Investor Information about proxy Additional relations Investors will be able to obtain free copies of the , or by request to Verizon Communications Inc., _ com/investor Investors may also obtain free copies of these documents at . com/about/investor directors and executive officers is available in Verizon's verizon Free copies of MCI's filings are available at . mci Verizon intends to file a registration statement, including a proxy statement ofMCI, and other materials with the Securities and Exchange Commission ("SEC") in connection with the proposed transaction.read these documents when they become available because they will contain important information.registration statement and proxy statement, as well as other filed documents containing information about Verizon and MCI, at www.sec.gov, the SEC's .Investor Relations, 1095 Avenue of the Americas, 36th Floor, New10036..Relations, 22001 Loudoun County Parkway, Ashburn, VA 20147. Verizon, MCI, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareowners with respect to the proposed transaction.Verizon'sstatement for its 2004 annual meeting of shareholders, dated March 15, 2004. annual report on Form 10-K for the year ended December 31, 2003. Information about MCI's directors and executive officers is available in MCI's information about the interests of potential participants will be included in theregistration statement and proxy statement and other materials filed with the website.www www SEC. 3

Ivan Seidenberg Chairman & CEO

Drives significant operational efficiencies while creating incremental revenue opportunities Offers Next Generation, IP-based product suite to serve a powerful Enterprise customer base Continues MCI's heritage of innovation Maintains financial flexibility It's a smart deal a 5

Deal Structure $4.8B of Verizon equity; $488M cash $1.46B of quarterly & special dividends to be paid by MCI Closing Adjustment Governance Standard Terms & Conditions Straightforward & simple deal & 6

Michael Capellas President & CEO

Key Industry Themes Continued growth in all forms of communication Computing moving to standard building blocks IP is enabling changes in delivery models New service opportunities Industry dynamics changing 8

MCI's Competitive Advantage Extensive IP-Centric Product Portfolio Tenured Sales Force Expansive Global Network Industry- Leading Service Quality Strong Customer Relationships 9

Leading IP Assets & Capabilities Roots based on data One of the deepest IP skill-sets in the world Telecom industry's most expansive global IP backbone - $38 billion+ invested in network 4,500 pops 3.2 million dial modems 130 data centers 6 continents 140+ countries Innovative culture Leadership in enterprise networking * Based on company-owned PoPs 10

MCI's Enterprise Business Global Accounts Dedicated accounts teams in 286 large multinational customers Government Markets Trained on-site support for complex and ultra-secure government networks MCI Services Established practices in customer solutions in managed networks, security, hosting and contact centers Commercial Experienced local, full-service account teams in 91 sales offices across the U.S. 11

Focus on Next Generation Services MANAGED SERVICES SECURITY HOSTING CONTACT CENTERS 12

Preliminary Fourth Quarter MCI Results Revenue of $5 billion, down 2 percent sequentially & 10 percent year-over-year Enterprise revenue up 1 percent sequentially Operating income before depreciation and amortization was approximately $775 million, including the benefit of incidental items totaling about $270 million Cash & cash equivalents & short term investments of $5.5B @ 12/31/04 13

Making MCI Stronger Provides end-to-end products and services, including wireless voice and data Accelerates technology investments Broadens customer base Improves cost structure Increases customer confidence Our future is brighter 14

Ivan Seidenberg Chairman & CEO

Network Assets VZ Wireline 6,600 local Points of Presence Serving 2/3's of the Top 100 MSA's 3.6 million DSL customers 9 million fiber miles 53 Million Access Lines Wireless America's most reliable wireless network Strong business presence Leading 3G network 43.8 million customers 269 million licensed PoP's MCI Wireline 4,500 Points of Presence Presence on 6 continents & in 140+ countries and over 2,800 cities Telecom industry's most expansive global IP backbone w/ 3.2 million dial modems 100,000 mile fiber optic network 130 Data Centers Connections to over 100,000 active buildings Most scalable IP network Tremendous network capabilities 16

Superior Account Coverage VZ w/MCI Powerful account base Robust account coverage Single point of contact Highly experienced sales force Optimized approach to key verticals VZ Quality tenured telco Strong CPE experience Strong Finance & Public Sectorrelationships Metro optical/ethernet MCI Quality tenured Global Sales force Strong Enterprise & Federal Government account relationships Managed Solutions Sales Experience IP technical expertise Dramatically improves go-to-market capability 17

Breadth of Portfolio Premise Local Area Networks Routers & Switches PBX & IP PBX Centrex & IP Centrex Storage equipment Security devices Wi-Fi Access PRI DS-1 & DS-3 Fast Packet Ethernet SONET/CWDM FTTP Wireless Voice Wireless Data (EVDO) Transport Fast Packet IP-MPLS SONET DWDM Cellular/CDMA Applications IP Voice Mobility Managed Services Security Storage Hosting End to End Managed Services & Wireless Wireline MPLS Backbone & OSS Seamless migration to Next Gen IP products 18

Enterprise Customer Benefits Supplier Profile ILECs/CLECs IXCs Wireless Equipment Manufacturers System Integrators VARs Professional Services Customer Challenges Complexity Cost Procurement Integration Migration Multiple account teams Customer Benefits Simplicity Efficiency Packages Solutions Evolution Single Point of Accountability Simplified value proposition 19

Savings & Benefits Network & IT Savings SG&A Savings Revenue Opportunities Network Investment Opportunities Improving our scale & cost position 20

Doreen Toben Chief Financial Officer

Driving Network Efficiency Network opportunities Network efficiency Migrating services on net Out-of-Franchise investment Savings opportunities Significant network efficiencies Engineering Facilities 22

SignificantOperational Initiatives Information Technology Applications, licensing & contracts Data Center efficiency Real Estate Wholesale Procurement Improve vendor efficiency Head count reductions primarily in support functions Lowering our cost position 23

Revenue Opportunities Stability improves MCI base performance & retention rates Bundling across broad portfolio creates attractive value proposition Network cost position enables competitive pricing/margin performance Unparalleled fiber availability for optical and ethernet Best IP backbone drives IP services growth Managed services strength leverages high growth market opportunity Wireless Enterprise opportunities increase ....while driving new revenue opportunities 24

Synergy Impact $1 billion run rate in Year 3 & beyond 25

Consideration (In millions except for per share data) Aggregate Per Share Effective Value to MCI Shareholders $ 20.75 $ 6,746 Less: Quarterly & Special Cash Dividend ($ 4.50) ($ 1,463) Cash Merger Consideration ($ 1.50) ($ 488) Verizon Stock to be Issued $ 14.75 $ 4,795 Verizon Stock Price @2/11/05 $ 36.31 Exchange Ratio 0.4062 Verizon Shares to be Issued 132.1 % of Pro Forma Outstanding Verizon Shares 4.5% Equity & cash transaction & 26

Key Transaction Terms Assumption of Net Debt - Targeted @ $4B Closing Adjustment for Contingent Liabilities Bankruptcy, State & International Taxes Downward price adjustment if claims > $1.725B Dollar for Dollar price adjustment Customary "Other Terms & Conditions" Regulatory approvals required 27

Financial Summary Earnings - (Excluding transition costs & any intangible amortization) Full Year 1 ~$0.10 dilutive Full Year 3 essentially break even Free Cash Flow Accretive in Full Year 3 Savings $7B NPV Efficiencies driven primarily by expense savings Targeted reduction of 7,000 employees Transition Costs Expense - $1.0B - $1.5B through Full Year 3 CAPEX - ~$2B through Full Year 3 Integration activities largely complete by Full Year 3 Capital Structure Minimal new share issuance Minimal balance sheet impact while maintaining financial flexibility 28

Summary Straightforward, simple & smart deal Acquire a Next Gen, IP-based product suite Improved network capabilities, customer service & account coverage Enterprise customers realize a simplified value proposition $1B run rate of savings by Full Year 3 Maintain financial flexibility Future stability for MCI Create revenue opportunities Strategic acquisition 29

* * *

FORWARD-LOOKING STATEMENTS

This document contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: a significant change in the timing of, or the imposition of any government conditions to, the closing of the transaction; actual and contingent liabilities; and the extent and timing of our ability to obtain revenue enhancements and cost savings following the transaction. Additional factors that may affect the future results of MCI and Verizon are set forth in their respective filings with the Securities and Exchange Commission, which are available at investor.verizon.com/SEC/ and www.mci.com/about/investor_relations/sec/.

Additional Information and Where to Find It

In connection with the proposed transaction, a registration statement, including a proxy statement of MCI, and other materials will be filed with the Securities and Exchange Commission (“SEC”). We urge investors to read these documents when they become available because they will contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about MCI and Verizon, at www.sec.gov, the SEC’s website. Investors may also obtain free copies of these documents at www.verizon.com/investor, or by request to Verizon Communications Inc., Investor Relations, 1095 Avenue of the Americas, 36th Floor, New York, NY 10036. Free copies of MCI’s filings are available at www.mci.com/about/investor_relations, or by request to MCI, Inc., Investor Relations, 22001 Loudoun County Parkway, Ashburn, VA 20147.

Participants in the Solicitation

MCI, Verizon, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareowners with respect to the proposed transaction. Information about MCI’s directors and executive officers is available in MCI’s annual report on Form 10-K for the year ended December 31, 2003. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2004 annual meeting of shareholders, dated March 15, 2004. Additional information about the interests of potential participants will be included in the registration statement and proxy statement and other materials filed with the SEC.